SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

GRYDD, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Grydd, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows.

1.   The name of this corporation is Grydd, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 15, 2019 under the name Grydd, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> **RESOLVED**, that the Board of Directors does hereby authorize, approve and adopt the Second Amended and Restated Certificate of Incorporation in substantially the form attached hereto as Exhibit A (the "Restated Certificate").

3.   The Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   The Second Amended Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this March ___, 2021.

By:_____
        Daniel Acosta, Chief Executive Officer

EXHIBIT A

GRYDD, INC.

**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION**

ARTICLE I

The name of this corporation is Grydd, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 206B, Middletown, Delaware 19709. The name of its registered agent at such address is Unisearch, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A)   **Classes of Stock**. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 143,614,982 shares, each with a par value of $0.0001 per share. 91,357,128 shares shall be Common Stock and 52,257,854 shares shall be Preferred Stock.

(B)   **Powers, Preferences, Special Rights and Restrictions of Preferred Stock**. The Preferred Stock authorized by this Second Amended and Restated Certificate of Incorporation (the "Restated Certificate") shall be divided into series as provided herein. 16,749,953 shares of Preferred Stock shall be designated "Series Seed-I Preferred Stock" and 35,507,901 shares of Preferred Stock shall be designated "Series Seed-2 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

(C)   **Forward Stock Split**. Upon the effectiveness of this Restated Certificate (the "Effective Time") in accordance with the General Corporation Law of the State of Delaware (the "General Corporation Law"), (i) each share of Series Seed-1 Preferred Stock issued and outstanding immediately prior to the Effective Time shall, without any action on the part of the holders of such Series Seed-1 Preferred Stock, be converted into and exchanged for eleven (11) shares of Series Seed-1 Preferred Stock of the Company; and (ii) each share of Series Seed-2 Preferred Stock issued and outstanding immediately prior to the Effective Time shall, without any action on the part of

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the holders of such Series Seed-2 Preferred Stock, be converted into and exchanged for eleven (11) shares of Series Seed-2 Preferred Stock of the Company.

1.   **Dividend Provisions**. The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of eight percent (8%) of the applicable Original Issue Price (as defined below) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Preferred Stock, then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"), calculated on the record date for determination of holders entitled to such dividend. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2.   **Liquidation**.

(a)   **Preference**. In the event of any Liquidation Transaction, as defined below, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the Original Issue Price applicable to such series (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Article IV(C)2(a). The "Original Issue Price" of the Series Seed-1 Preferred Stock shall be $0.04400 and of the Series Seed-2 Preferred Stock shall be $0.08178, in each case, as adjusted for stock splits, stock dividends, reclassification and the like).

(b)   **Remaining Assets**. Upon the completion of the distribution required by Article IV(C)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)   **Deemed Conversion**. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of

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Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

        (d)   **Certain Acquisitions**.

        (i)   **Deemed Liquidation**. For purposes of this Article IV(C)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(C)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. If any portion of the consideration payable to the holders of the Corporation's capital stock is placed into escrow and/or is payable to the holders of the Corporation's capital stock subject to contingencies, the applicable merger agreement shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(C)2 as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction and (2) any additional consideration which becomes payable to the holders of the Corporation's capital stock upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(C)2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

        (ii)   **Valuation of Consideration**. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(C)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

       3.   **Redemption**. The Preferred Stock is not mandatorily redeemable.

       4.   **Conversion**.   The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

       (a)   **Right to Convert**. Subject to Article IV(C)4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for each series of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Preferred Stock), by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share for each series of Preferred Stock shall be the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(C)4(d) below.

       (b)   **Automatic Conversion**. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the applicable Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(C)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $1.32 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $35,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

       (c)   **Mechanics of Conversion**. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d)   **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations**. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i)   **Issuance of Additional Stock Below Purchase Price**. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock (collectively, the "Series Seed Preferred Stock") were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the applicable Conversion Price for any series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(C)4(d)(i), unless otherwise provided in this Article IV(C)4(d)(i).

(A)   **Adjustment Formula**. Whenever the Conversion Price is adjusted pursuant to this Article IV(C)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(C)4(d)(i)(E) below.

(B)   **Definition of "Additional Stock"**. For purposes of this Article IV(C)4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(C)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than:

(1)   securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(C)4(d)(ii) below;

(2)   securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3)   Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4)   Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock are converted to Common Stock;

(5)   securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6)   securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7)   securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors;

(8)   Common Stock issued or issuable upon conversion of the Preferred Stock; and

(9)   securities issued or issuable in any other transaction for which exemption from these price-based antidilution provisions is approved before or after issuance of the securities by the affirmative vote of a majority of the then- outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(C)   **No Fractional Adjustments**. No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D)   **Determination of Consideration**. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)   **Deemed Issuances of Common Stock**. In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common

Stock Equivalents"), the following provisions shall apply for all purposes of this Article IV(C)4(d)(i):

(1)   The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(C)4(d)(i)(D) above).

(2)   In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3)   Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4)   The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(C)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(C)4(d)(i)(E)(2) above or Article IV(C)4(d)(i)(E)(3) above.

(F)   **No Increased Conversion Price**. Notwithstanding any other provisions of this Article IV(C)4(d)(i), except to the limited extent provided for in Article IV(C)4(d)(i)(E)(2) above and Article IV(C)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(C)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii)   **Stock Splits and Combinations**. In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(iii) **Dividends**. In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(e) **Other Distributions**. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(C)4(d)(i) above or in Article IV(C)4(d)(ii) above, then, in each such case for the purpose of this Article IV(C)4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations**. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(C)2 above or this Article IV(C)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(C)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Article IV(C)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Notices as to Adjustments**.

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(C)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other

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property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) **Notices of Record Date**. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j) **Notices**. Any notice required by the provisions of this Article IV(C)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation or delivered by electronic transmission to the holder of Preferred Stock using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers**. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as- converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Protective Provisions**. So long as any shares of Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and

either prospectively or retrospectively) of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis:

(a)   effect a Liquidation Transaction;

(b)   alter or change the powers, rights, preferences, privileges or restrictions of the Preferred Stock so as to adversely affect the shares of such series;

(c)   declare or pay a dividend or other distribution with respect to any shares of the Corporation's capital stock;

(d)   redeem, purchase or otherwise acquire (or pay into or set aside funds for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, consultants, officers or directors of the Corporation, or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

(e)   change the number of authorized directors;

(f)   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock;

(g)   increase or decrease (other than by conversion) the total number of authorized shares of Preferred Stock or Common Stock; or

(h)   create, or authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to conversion rights, the payment of dividends, and the distribution of assets on the liquidation, dissolution or winding up of the Corporation.

7.   **Status of Converted Stock**. In the event any shares of Preferred Stock shall be converted pursuant to Article IV(C)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Restated Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

8.   **Waiver of Rights**. Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(D)   **Common Stock**.

1.   **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(C)2 above.

3.   **Redemption**. The Common Stock is not mandatorily redeemable.

4.   **Voting Rights and Powers**. Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VIII

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

*   *   *

The foregoing Second Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

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